UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   October 21, 2004

Lithia Motors, Inc.
(Exact Name of Registrant as specified in its charter)

Oregon	0-21789	93 - 0572810
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

360 E. Jackson Street
Medford, Oregon 97501
(Address of Principal Executive Office)

Registrant's telephone number including area code 541-776-6868

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

On October 21, 2004, Lithia Motors, Inc. issued a press release announcing a quarterly cash dividend at $0.08 per share. All of the information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.

Item 9.01   Financial Statements and Exhibits.

        (a)   Not applicable.
        (b)   Not applicable.
        (c)   Exhibits.
                    99   Press Release


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

            LITHIA MOTORS, INC.
            (Registrant)

Date: October 21, 2004   By: /s/ Kenneth E. Roberts
                          Kenneth E. Roberts
                          Assistant Secretary



LITHIA MOTORS INC. DECLARES QUARTERLY DIVIDEND OF $0.08 PER SHARE FOR THE THIRD QUARTER OF 2004

MEDFORD, OREGON, October 21, 2004 (5:30 a.m. Pacific) - Lithia Motors, Inc. (NYSE: LAD) today announced that the Board of Directors has approved a dividend of $0.08 per share for the third quarter of 2004. Lithia inaugurated its first quarterly dividend of $0.07 per share in the second quarter of 2003. Shareholders of record as of November 1, 2004 will receive the dividend that will be payable November 15, 2004.

About Lithia

Lithia Motors, Inc. is a Fortune 1000 and Russell 2000 Company that sells 25 brands of new vehicles and operates 85 stores and 162 franchises in 12 states in the Western United States and over the Internet through "Lithia.com-America's Car & Truck Store." Lithia also sells used vehicles; arranges finance, warranty, and credit insurance contracts; and provides vehicle parts, maintenance, and repair services at all of its locations. Lithia retailed 95,255 new and used vehicles and had $2.51 billion in total revenue in 2003.

Additional Information

For additional information on Lithia Motors, contact the Investor Relations Department: (541) 776-6591 or log-on to: www.lithia.com - go to Investor Relations